Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater to achieve majority shareholding in Keliber, and proposes to increase its shareholding further to 80%
Johannesburg, 30 June 2022: Sibanye-Stillwater* (Tickers JSE: SSW and NYSE: SBSW) acquired an initial
30.29% shareholding (“Initial Investment”) in Keliber Oy (“Keliber”), as announced on 23 February 2021, by way of a phased equity investment and is pleased to announce that it intends to exercise its pre-emptive right to increase its shareholding in Keliber to 50% plus 1 share (“the Pre-emptive Offer”). Keliber is a Finnish mining and battery chemical company which owns the Keliber project, an advanced lithium hydroxide project located in the Kaustinen region of Finland which intends to sustainably produce battery grade lithium hydroxide utilising its own ore.
Simultaneous with the Pre-emptive Offer, the Company will also make a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals Group, which could initially increase its shareholding in Keliber to over 80% (”the Voluntary Offer”). The Finnish Minerals Group, a Finnish State-owned holding and development company which manages the State’s mining industry shareholdings, is the second largest shareholder in Keliber behind Sibanye-Stillwater with a current circa 20% shareholding.
Subsequent to completion of the Voluntary Offer, a capital raise by Keliber (“the Capital Raise”) will be executed. If required post the above-described transactions, an equalization mechanism may be implemented such that Sibanye-Stillwater achieves its targeted 80% shareholding in Keliber.
The Pre-emptive Offer, the Voluntary Offer and the Capital Raise collectively comprise “the Transaction”.
*Through its subsidiary – Keliber Lithium (Pty)Ltd
Transaction rationale
Subsequent to the Initial Investment, Keliber has completed a definitive feasibility study (“DFS”) which has confirmed the quality and inherent value of the Keliber project. This positive DFS is underpinned by a 31%
increase in Mineral Reserves, as announced by Keliber on 15 September 2021. In addition, there has also been a significant improvement in the fundamental outlook for the lithium market.
Subject to the receipt of outstanding permits, Keliber is aiming to be the first fully integrated lithium producer in Europe with full production of approximately 15,000 tonnes of lithium hydroxide per annum and direct market access to European markets from the Port of Kokkola where its fully permitted1 lithium chemical plant is based.
Finland is an attractive, low risk mining jurisdiction (top five jurisdiction in the Fraser Institute) and has developed a National Battery Strategy that outlines the objectives for the country to become a competitive, competent and sustainable player in the international battery industry. Europe is rapidly becoming a leading hub for the manufacture of and market for batteries and electric vehicles. Keliber’s location in Finland enables efficient transport of lithium hydroxide to European customers.

Fully permitted, but stakeholders have right to appeal the permit approval process

Transaction overview and terms

The Transaction sequence for Sibanye-Stillwater and the Finnish Minerals Group achieving this dual proposed shareholding in Keliber comprises:
•
As per the Keliber shareholders agreement, the fair market value (”FMV”) of the Keliber Project was determined by the average valuation of two independent investment banks namely BMO Capital
Markets Ltd and RBC Capital Markets LLC
•
Sibanye-Stillwater implementing the Pre-emptive Offer to increase its shareholding in Keliber to 50% plus
1 share for a cash consideration of €146 million, being the FMV (less 5%) of the Keliber project
•
Sibanye-Stillwater intends to implement the Pre-emptive Offer on 11 July 2022 following an Extraordinary
General Meeting (“EGM”) which is required to approve the issue of shares to Sibanye-Stillwater for both the Pre-emptive Offer and the Capital Raise
•
Simultaneously, Sibanye-Stillwater will launch the Voluntary Offer
•
If all minority shareholders (save for the Finnish Minerals Group) accept the Voluntary Offer, the total consideration for the Voluntary Offer will amount to €196 million (excluding transfer tax which is payable by Sibanye-Stillwater)(based on 1,258,901 Keliber shares held at the FMV per share), with Sibanye-
Stillwater’s shareholding increasing to 86.1% and the Finnish Minerals Group retaining a shareholding of
13.9%
•
Subsequent to the Voluntary Offer, the Capital Raise will be executed to achieve a circa 50:50 debt to equity ratio. The maximum possible total cost of the Capital Raise to Sibanye-Stillwater is around €104 million and will be dependent on the extent to which minorities accept the Voluntary Offer made by
Sibanye-Stillwater and the extent to which minorities and the Finnish Minerals Group participate in the
Capital Raise
The Transaction therefore entails a maximum possible cost to Sibanye-Stillwater of €446 million (excluding transfer tax), of which a possible maximum of €250 million in equity will be contributed by Sibanye-Stillwater.

Conventional debt facilities are currently being advanced with third party lenders to at least match the
€250 million equity contribution to fund construction of the project.
Sibanye-Stillwater anticipates that all aspects of the various transactions described above will be completed by 13 February 2023, being the effective date.
Conditions Precedent
The following are the conditions precedent in respect of the various aspects to the Transaction:
•
Approval by the South African Reserve Bank of the Transaction
•
50% of Keliber shareholders (including Sibanye-Stillwater and the Finnish Minerals Group) voting in favour of the project financing, including both the equity and debt components, to be proposed by the Keliber board at the EGM
•
The Voluntary Offer is subject to the passing of resolutions at the EGM approving the Pre-emptive Offer and the Capital Raise
•
The absence of a material adverse change
•
The Capital Raise is subject to the successful exercise of the Pre-emptive Offer by Sibanye-Stillwater
Categorisation of the Transaction
The Transaction constitutes a Category 2 transaction for Sibanye-Stillwater in terms of Section 9 of the JSE
Limited Listing Requirements and accordingly no Sibanye-Stillwater shareholder approval is required.
Neal Froneman, CEO of Sibanye-Stillwater, commenting on the proposed transactions said, “This is a further significant step in our strategy to build a unique global portfolio of green metals in a value accretive manner. We look forward to partnering with our Finnish stakeholders to build the Keliber project, which will be the first mining and metallurgical operation in Europe to deliver high quality, low-cost lithium hydroxide with a low carbon footprint and will be ideally placed to deliver critical metals into the growing European battery industry.”

For more information on the Keliber project refer to
https://www.sibanyestillwater.com/business/green-
metals/keliber-lithium-project/.

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”,
“potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s
(“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2021 Integrated Annual
Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).